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                               PIPER JAFFRAY & CO
                               800 Nicollett Mall
                               Main Station J10N01
                           Minneapolis, MN 55402-7020


                                February 4, 2005


BY FAX AND EDGAR
(202) 942-9544

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Maryse Mills-Apenteng

         Re:      Emageon Inc. - Form S-1 Registration Statement
                  (File No. 333-120621)

Ladies and Gentlemen:

         Pursuant to Rule 461, the undersigned Representatives of the several Underwriters hereby join in the request of Emageon Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act of 1933, as amended, at 4:00 p.m., Washington, D.C. time, on February 8, 2005 or as soon thereafter as practicable.

         Pursuant to Rules 418(a)(7), 460 and 15c2-8 regarding the distribution of preliminary prospectuses, we hereby advise the Commission as follows:

                  (i) A Preliminary Prospectus dated January 25, 2005 (the "Preliminary Prospectus")was distributed; no preliminary prospectuses of a different date were distributed.

                  (ii) The distribution of the Preliminary Prospectus commenced on January 26, 2005.

                  (iii) A total of 14,027 copies of the Preliminary Prospectus were distributed to 4 prospective underwriters and dealers.

                  (iv) A total of 3,510 copies of the Preliminary Prospectus were distributed to 1,670 institutions.

                  (v) A total of 10,517 copies of the Preliminary Prospectus were distributed to individuals and others.


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Securities and Exchange Commission
February 4, 2005
Page 2

         The Representatives are aware of their obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In the normal course, the Representatives comply with the provisions of Rule 15c2-8.

         The Corporate Financing Department of the National Association of Securities Dealers, Inc. has advised us that it will raise no objections with regard to the fairness and reasonableness of the underwriting terms and arrangements as proposed in the Registration Statement and the underwriting documents previously filed with the Corporate Financing Department. You may confirm this information by calling Brian J. Stallings of the National Association of Securities Dealers, Inc. at (240) 386-4623.

                             Very truly yours,

                             WACHOVIA CAPITAL MARKETS, LLC
                             PIPER JAFFRAY & CO.
                             RAYMOND JAMES & ASSOCIATES, INC.
                             FRIEDMAN, BILLINGS, RAMSEY & CO., INC.,
                             as the Representatives of the Several Underwriters

                             BY: PIPER JAFFRAY & CO.



                             By:  /S/ DANIEL GULBRANDSON
                                -----------------------------------------------
                             Name: Daniel Gulbrandson
                             Title: Managing Director